UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                        (Amendment No. ___________)*

                            TRANSMETA CORPORATION
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                  89376R109
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                               (CUSIP Number)

                                July 25, 2002
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   89376R109
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      James R. Singer
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)    [ ]
      (b)    [ ]
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3.    SEC Use Only


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4.    Citizenship or Place of Organization         United States of America
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Number of            5.    Sole Voting Power                      8,000,000
Shares               ------------------------------------------------------
Beneficially         6.    Shared Voting Power                         None
Owned by             ------------------------------------------------------
Each                 7.    Sole Dispositive Power                 8,000,000
Reporting            ------------------------------------------------------
Person With          8.    Shared Dispositive Power                    None
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      8,000,000
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
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11.   Percent of Class Represented by Amount in Row (9)               5.99%
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12.   Type of Reporting Person (See Instructions)                        IN
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                                SCHEDULE 13G

Item 1.   (a)   Name of Issuer                 Transmeta Corporation

Item 1.   (b)   Address of Issuer's Principal Executive Offices
                                               3940 Freedom Circle
                                               Santa Clara, CA 95054

Item 2.   (a)   Name of Person Filing          James R. Singer

Item 2.   (b)   Address of Principal Business Office or, if none, Residence
                                               4 Eutaw Place
                                               Chocorua, NH  03817

Item 2.   (c)   Citizenship                    United States of America

Item 2.   (d)   Title of Class of Securities   Common Stock, par value $0.00001

Item 2.   (e)   CUSIP Number                   89376R109

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)   [ ]   Broker or dealer registered under section 15 of the
                      Act (15 U.S.C. 78o).

          (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

          (c)   [ ]   Insurance company as defined in section 3(a)(19) of
                      the Act (15 U.S.C. 78c).

          (d)   [ ]   Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)   [ ]   An investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

          (f)   [ ]   An employee benefit plan or endowment fund in
                      accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g)   [ ]   A parent holding company or control person in
                      accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h)   [ ]   A savings associations as defined in Section 3(b) of
                      the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)   [ ]   A church plan that is excluded from the definition of
                      an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)   [ ]   Group, in accordance with Section 240.13d-
                      1(b)(1)(ii)(J).

Item 4.   Ownership.

          (a)   Amount beneficially owned:      See Item 9 of Cover Pages.

          (b)   Percent of class:               See Item 11 of Cover Pages.

          (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote
                      See Item 5 of Cover Pages.

                (ii)  Shared power to vote or to direct the vote
                      See Item 6 of Cover Pages.

                (iii) Sole power to dispose or to direct the disposition of
                      See Item 7 of Cover Pages.

                (iv) Shared power to dispose or to direct the disposition of See Item 8 of Cover Pages.

Item 5.   Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not applicable.

Item 9.   Notice of Dissolution of Group.
          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 2, 2002
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                                                      Date

                                              /s/ James R. Singer
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                                                    Signature

                                           James R. Singer, Individual
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                                                    Name/Title